

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 18, 2008

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Corp.
2000 Post Oak Boulevard, Ste 100
Houston, Texas 77056-4400

<u>**Corrected**</u>

    Re: **Apache Corp.**
           Form 10-K for Fiscal Year Ended December 31, 2007
           Filed February 29, 2008
           Response Letter Dated June 23, 2008
           Form 10-Q for Fiscal Quarter Ended March 31, 2008
           Filed May 12, 2008
           File No. 1-4300

Dear Mr. Plank:

        We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Engineering comments</u>

<u>Form 10-K for the Fiscal Year Ended December 31, 2007</u>

1.   We have reviewed your response to prior comment seven. We also note the portion of these oil reserves that are classified as undeveloped.   Revise your disclosure to address the nature of these reserves, the cost of development and the timing in which you believe they will be developed and monetized. Please confirm that you will expand your disclosure to include these points.

2. In that regard, please tell us the type of tertiary recovery you are referring to. Please confirm that this same enhanced recovery method has been proved effective by actual tests in the area and the same reservoir as those you are attributing proved undeveloped reserves to. Please provide us with the details surrounding these determinations.

3. We have reviewed your response to prior comment eight. Please provide us with more specific details regarding your first bullet point on your page A-2 and why you believe that there are specific circumstances that justify a longer delay. As part of your response, address the adequacy of your capacity to complete development of these undeveloped volumes.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, Kimberly Calder at (202) 551- 3701 or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551- 3584 or Melissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director